J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 27, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Preliminary Proxy Statement

Dear Ms. White:

This letter is in response to the comments you provided with respect to the preliminary proxy statement which was filed on behalf of all the Funds of the J.P. Morgan Exchange-Traded Fund Trust, except for JPMorgan BetaBuilders U.S. Equity ETF and JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the definitive proxy statement to be filed on or about July 1, 2019. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s preliminary proxy statement.

PRELIMINARY PROXY STATEMENT COMMENTS

1.

Comment: The transmittal letter for the preliminary proxy statement said that all series of the Trust except for JPMorgan BetaBuilders U.S. Equity ETF and JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF were covered by the preliminary proxy statement. Please explain why the series identifiers for the JPMorgan Diversified Return Europe Currency Hedged ETF, JPMorgan Diversified Return International Currency Hedged ETF and JPMorgan Income Builder Blend ETF were not included in the filing of the preliminary proxy statement.

Response: The JPMorgan Diversified Return Europe Currency Hedged ETF and JPMorgan Diversified Return International Currency Hedged ETF were not included because these two funds were recently liquidated. The JPMorgan Income Builder Blend ETF was not included because that fund has not yet been launched.

2.

Comment: In the fourth paragraph under section “Introduction” on page 3, please add disclosure about the fact that the change would “generally eliminate the possibility for any decrease in total fund expense ratios during periods when assets under management increased” similar to that included on page 7.

Response: The proposed disclosure will be added in the “Introduction” section.

3.

Comment: At the end of the fourth paragraph under “Detailed Discussion” on page 4, the disclosure states that “Shareholder meetings, however, are generally infrequent events.” If accurate, please add disclosure that the costs of a shareholder meeting could be significant.

Response: The proposed disclosure will be added in the “Detailed Discussion” section.

4.

Comment: In the “Fall-Out Benefits” section under “Consideration by the Board” on page 11, please provide additional information about the benefits to the adviser and what the Board concluded concerning “fall-out benefits.”

Response: Additional disclosure concerning “Fall-Out Benefits” will be added to the definitive proxy statement.

5.

Comment: In the first paragraph in the “Costs of Services Provided and Profitability to the Adviser and its Affiliates” section on page 11, please provide information about Board considerations relating to potential profitability of the change to the Adviser as described later in this section.

Response: The proposed disclosure will be added to the first paragraph of the “Costs of Services Provided and Profitability to the Adviser and its Affiliates” section.

6.	Comment: Please include more specific detail with respect to the investment performance of each Fund considered in connection with the approval of the new Management Agreement.

Response: The Trustees reviewed performance for the Funds in approving the continuation of the Advisory Agreement for each applicable Fund in December 2018. In addition, the Trustees also review performance for each Fund at regular Board Meetings. The “Investment Performance” section has been revised to include more information about the Trustees’ review of Fund performance.

7.	Comment: Supplementally please confirm that no recoupment is permitted under each Fund’s expense limitation agreement.

Response: The Trust hereby confirms that, under the terms of the expense limitation agreement for each Fund, the service providers do not have the ability to recoup waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

8.	Comment: In Tables C-3 and C-4 of Appendix C, please include a column adding the information required by Item 22(c)(9)(iii) of Schedule 14A.

Response: The proposed change will be made.

9.

Comment: Please consider deleting the last two columns in Tables C-3 and C-4 of Appendix C and potentially adding columns showing total fees paid by the Funds compared to the fees payable under the Management Agreement.

Response: We believe that the information in the last two columns of Tables C-3 and C-4 is required by Item 22(c)(14). As such, that information will be maintained in the definitive proxy statement. With respect to adding columns, we have reviewed the current disclosure and believe that additional columns are not necessary.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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